UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Contextlogic, INC.

(Name of Issuer)

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

21077C107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21077C107	Page 2 of 10 Pages

1.	Name of Reporting Persons The Founders Fund V, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 21077C107	Page 3 of 10 Pages

1.	Name of Reporting Persons The Founders Fund V Entrepreneurs Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 21077C107	Page 4 of 10 Pages

1.	Name of Reporting Persons The Founders Fund V Principals Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 21077C107	Page 5 of 10 Pages

1.	Name of Reporting Persons The Founders Fund V Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 21077C107	Page 6 of 10 Pages

1.	Name of Reporting Persons FF Wish VI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 21077C107	Page 7 of 10 Pages

1.	Name of Reporting Persons The Founders Fund VI Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 21077C107	Page 8 of 10 Pages

Item 1(a)	Name of Issuer

ContextLogic, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices

One Sansome Street, 40th Floor

San Francisco, California 94104

Item 2(a)	Name of Person Filing

This Statement on Schedule 13G has been filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

1.	The Founders Fund V, LP
2.	The Founders Fund V Entrepreneurs Fund, LP
3.	The Founders Fund V Principals Fund, LP
4.	The Founders Fund V Management, LLC
5.	FF Wish VI, LLC
6.	The Founders Fund VI Management, LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence

The address of each of the Reporting Persons is:

c/o	The Founders Fund
One Letterman Drive Building D, Suite 500
San Francisco, California 94129

Item 2(c)	Citizenship

1.	The Founders Fund V, LP is organized in Delaware
2.	The Founders Fund V Entrepreneurs Fund, LP is organized in Delaware
3.	The Founders Fund V Principals Fund, LP is organized in Delaware
4.	The Founders Fund V Management, LLC is organized in Delaware
5.	FF Wish VI, LLC is organized in Delaware
6.	The Founders Fund VI Management, LLC is organized in Delaware

Item 2(d)	Title of Class of Securities

Class A common stock, $0.0001 par value per share

Item 2(e)	CUSIP Number

21077C107

Item 3

Not applicable.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount beneficially owned: See Row 9 of pages 2-7

(b) Percent of class: See Row 11 of pages 2-7

CUSIP No. 21077C107	Page 9 of 10 Pages

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of pages 2-7

(ii) Shared power to vote or to direct the vote: See Row 6 of pages 2-7

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of pages 2-7

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of pages 2-7

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each expressly disclaims membership in a group.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

CUSIP No. 21077C107	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

The Founders Fund V, LP
The Founders Fund V Entrepreneurs Fund, LP
The Founders Fund V Principals Fund, LP
By: The Founders Fund V Management, LLC
Their: General Partner
By:	/s/ Peter Thiel
Name: Peter Thiel
Title: Managing Member

The Founders Fund V Management, LLC
By:	/s/ Peter Thiel
Name: Peter Thiel
Title: Managing Member

FF Wish VI, LLC
By: The Founders Fund VI Management, LLC
Their: General Partner
By:	/s/ Peter Thiel
Name: Peter Thiel
Title: Managing Member

The Founders Fund VI Management, LLC
By:	/s/ Peter Thiel
Name: Peter Thiel
Title: Managing Member

EXHIBITS

A:	Joint Filing Agreement (previously filed and incorporated by reference)